Via Facsimile and U.S. Mail
Mail Stop 6010

October 18, 2006

Mr. J. Patrick Gallagher, Jr.
President and Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL   60143-3141

      Re: Arthur J. Gallagher & Co.
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-09761

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief